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                              June 8, 2023

       Nick Kahn
       Chief Executive Officer
       New Whale Inc.
       1241 East Main Street
       Stamford, Connecticut 06902

                                                        Re: New Whale Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 12, 2023
                                                            File No. 333-271893

       Dear Nick Kahn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please refer to the information statement/prospectus cover page and letter to stockholders.
                                                        Please revise the cover
page to disclose that New PubCo will be a controlled company.
                                                        Please identify the
controlling stockholder(s), i.e. Endeavor, and disclose the percentage of voting power to be
held by such stockholder following the transactions and offering and, if true, that this
stockholder will have the ability to determine all matters requiring approval by
stockholders.
       Q: What equity stake will WWE stockholders hold in New PubCo and HoldCo?, page 3

   2. Please revise this Question and Answer or add a new Question and Answer to disclose the equity stake and voting
power which former public stockholders of WWE will own
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New WhaleLastNameNick  Kahn
             Inc.
Comapany
June 8, 2023NameNew Whale Inc.
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         following the closing of the transactions. In this regard, we note that the phrase "former securityholders of WWE" is used, which includes the ownership of former insiders of
         WWE. Please include enough information so that public stockholders of WWE can fully understand how the transactions will affect their equity stake and voting power in New
         PubCo. Lastly, please also revise the chart on page 11 to disclose the applicable percentages. In this regard, we note that Endeavor is expected to own 51% of the voting power of New PubCo and 51% of the economic interests in HoldCo and Mr. McMahon is expected to own 17% of the voting power of New PubCo and 17% of the economic interests in HoldCo and 34% of the economic ownership of New PubCo.
Q: Does WWE expect to distribute cash to New PubCo?, page 5

3. We note references throughout the information statement/prospectus to the possibility of a post-closing dividend to new securityholders of New PubCo Class A common stock.
         Please revise this Question and Answer to discuss such post-closing cash dividend. With respect to any post-closing cash dividend, please revise to quantify the amount payable to
         Mr. McMahon versus former public stockholders of WWE.
Services Agreement, page 21

4. We note that New PubCo will be a controlled company after the transactions. We also note that Endeavor is entitled to certain fees under the Services Agreement from WWE and UFC following the closing. Please revise to quantify the service fees that will be paid to this controlling shareholder.
Risk Factors, page 31

5. We note that UFC is carrying a significant amount of debt with variable interest rates.
         Please expand your discussion of interest rates to specifically identify the impact of rate increases on UFC's operations and how UFC's business has been affected.
Risks Related to New PubCo's Organization and Structure
After the Transactions, including the merger, certain of New PubCo's executive officers and directors may have..., page 66

6. We note your disclosure regarding potential conflicts of interest arising from certain of
         New PubCo   s executive officers and directors    equity holdings in
Endeavor. Please revise
         your disclosure to identify these individuals.
The Transactions
Background of the Transactions, page 84

7. Please expand your disclosure regarding the negotiations with Endeavor to clarify how negotiations initially began and by whom they were initiated.
8. We note your disclosure regarding the potential synergies considered by the parties to the
 Nick Kahn
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New WhaleLastNameNick  Kahn
             Inc.
Comapany
June 8, 2023NameNew Whale Inc.
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         transactions. Please elaborate on these synergies, including a description of the synergies, a quantification of the synergies to the extent possible, and any material assumptions underlying the synergies.
WWE's Reasons for the Transactions; Recommendation of the WWE Board of Directors, page
95

9. We note your disclosure throughout the background of the transactions emphasizing the
         importance of Mr. McMahon   s delivery of a written consent upon
finalization of the
         transaction structure and agreements, which was delivered on April 2, 2023. We also note the resolutions of the WWE Board of Directors recommending that WWE stockholders adopt the transaction agreement. We also note that WWE is not soliciting votes or proxies
         from its public shareholders, as Mr. McMahon   s written consent
constituted a majority
         approval of the transactions. Please expand your discussion and WWE Board of
         Directors    decision-making to include how they considered the
interests of the non-
         majority public WWE shareholders, i.e. the absence of a majority of the minority vote condition.
Certain Unaudited Prospective Financial Information, page 101

10. We note your disclosure on page 103 that in preparing the WWE management forecasts,
         WWE management made certain assumptions and estimates regarding, among other things, timing and terms of domestic and international media rights renewals, growth in live event attendance and sponsorship revenue, increases in site fees and other factors driving expected revenues, as well as anticipated expenditure on labor, production-related expenses, royalty and license fees, production-related expenses, selling, general and administrative expenses and taxes. However, it does not appear that you have actually disclosed any material assumptions or estimates. Please revise to disclose all material assumptions and estimates which underlie the disclosed projections for WWE and UFC.
The Business of UFC, page 185

11. We note your disclosure that UFC generates revenue from four principal activities: media rights and content, live events, sponsorship and consumer products licensing. To the extent possible, please revise to provide quantification regarding each activity's percentage contribution to UFC's overall revenue for the periods included in the registration statement.
Growth Vectors
Sponsorship, page 187

12.      We note your disclosure that    UFC   s fanbase is young, diverse and
has above average
         income, which makes UFC a valued partner for sponsors looking to access this attractive
         demographic.    Please provide support for your statement regarding
the composition of
         UFC   s fanbase.
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New WhaleLastNameNick  Kahn
             Inc.
Comapany
June 8, 2023NameNew Whale Inc.
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Management Discussion and Analysis of UFC, page 194

13.      Please provide support for your statement that UFC is    the largest
PPV event provider in
         the world.
Results of Operations, page 196

14. You attribute the changes in revenue over the reporting periods to multiple sources and factors. Please expand your results of operations discussion to quantify the amount of changes contributed by each underlying source and factor that you identified. Refer to
         Item 303 of Regulation S-K.
15. Your direct operating costs decreased in 2022 from 2021 despite an increase in revenue during the same period. Please expand your discussion to explain the inverse relationship between the changes in revenue and direct operating costs. Refer to
Item 303 of
         Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
3. Calculation of Purchase Price and Preliminary Allocation of Estimated Fair Value of Assets
Acquired and Liabilities Assumed, page 215

16. Please tell us how you determined that the fair value of the property, buildings and equipment was equal to its carrying amount.
4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page
216

17. Refer to adjustment 4(j). Please tell us your calculation of the $4,865,677 to record the pro forma nonredeemable non-controlling interests.
Interests of Affiliates in the Transactions, page 225

18.      We note your disclosure regarding the interests of WWE   s directors
and executive officers
         in the transactions, including your disclosure that the WWE Board carefully considered the interests during the deliberations regarding the merits of the transactions. Please expand your disclosure to specifically state how the interests of the directors and executive officers, including the sales bonuses, were considered by the WWE Board.
Material United States Federal Income Tax Consequences, page 233

19. Please provide a tax opinion covering the material federal tax consequences of the transactions to the holders of WWE's securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transactions to those public investors. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4.
         For guidance in preparing the opinion and related disclosure, please refer to Section III of
         Staff Legal Bulletin No. 19. Additionally, we note the summary of the tax opinion to be delivered by Paul, Weiss, Rifkind, Wharton & Garrison LLP to be filed as Exhibit 8.1 does not appear to address the above referenced form requirement to address the material
 Nick Kahn
New Whale Inc.
June 8, 2023
Page 5
      federal tax consequences of the transaction to the public investors. Lastly, please also revise the section throughout to remove any inappropriate disclaimers or limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.
General

20. You refer to the international nature of UFC's business, including business in Russia.
      Please describe the direct or indirect impact of Russia   s invasion of
Ukraine on your
      business. In addition, please also consider any impact:
          resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or
          Ukraine, including due to sanctions affecting potential purchasers; resulting from the reaction of your investors, employees, customers, and/or other
          stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and that may result if Russia or another government nationalizes your assets or operations
          in Russia, Belarus, or Ukraine.

      If the impact is not material, please explain why.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,
FirstName LastNameNick Kahn
                                                           Division of
Corporation Finance
Comapany NameNew Whale Inc.
                                                           Office of Trade &
Services
June 8, 2023 Page 5
cc:       Kyle Seifried
FirstName LastName